K&L Gates LLP
1601 K Street NW
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T 202.778.9000 www.klgatos.com

June 26, 2009	Michelle Y. Mesack
D 202.778.9405
F 202.778.9100
michelle.mesack@klgates.com

VIA EDGAR

Mr. Randy Koch Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:                             Legg Mason Charles Street Trust, Inc. (File Nos. 333-44423; 811-08611)

- Global Opportunities Bond Fund

Post-Effective Amendment No. 24 under Rule 485(a) under the Securities Act of 1933

Dear Mr. Koch,

Transmitted herewith for filing on behalf of Legg Mason Charles Street Trust, Inc. (“Registrant”), pursuant to the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a) of Regulation C (“Rule 485(a)”) thereunder, and pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder, is Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A (“PEA 24”) on behalf of Global Opportunities Bond Fund (the “Fund”).  PEA 24 includes the prospectus (“Prospectus”) and the statement of additional information (“SAI”) relating to the Fund.  This transmission includes a conformed signature page signed by power of attorney for the Registrant and a majority of the Trustees, the manually signed originals of which are maintained at the office of the Registrant.

The purpose of this filing is to add two new classes of shares, “Class A” and “Class C”, to the Fund.   Other than with respect to disclosure regarding the new Class A and Class C shares (“Class A and Class C Disclosure”), the form and text of the Prospectus and SAI do not differ in any significant way from the Registrant’s currently effective registration statement reviewed by the Staff in the following filing pursuant to Rule 485(a):

Post-Effective Amendment No. 19 to the Registrant’s registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder for Financial Intermediary Class, Institutional Class and Institutional Select Class

shares of Global Opportunities Bond Fund (Accession No. 0000898432-08-000894) (September 2, 2008).

The Class A and Class C Disclosure contained in the Prospectus and SAI is substantially the same as the Class A and Class C Disclosure for Batterymarch U.S. Small Capitalization Equity Portfolio, another series of the Registrant, contained in the Registrant’s currently effective registration statement reviewed by the staff in the following filing pursuant to Rule 485(a):

Post-Effective Amendment No. 21 to the Registrant’s registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder for Class A, Class C, Financial Intermediary Class, Institutional Class and Class R shares of Batterymarch U.S. Small Capitalization Equity Portfolio (Accession No. 0000898432-08-001208) (November 26, 2008).

Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing PEA 24.  Pursuant to Rule 485(a)(1) under the 1933 Act, the Registrant elects to have PEA 24 become effective on September 1, 2009.  The Registrant respectfully requests that the Staff furnish the Registrant with any comments on this filing by August 3, 2009.  This will assist the Registrant in keeping to its expected commencement of operations date for the new classes and printing schedule.

Please contact me at (202) 778-9405, Ndenisarya Bregasi at (202) 778-9021 or Arthur Delibert at (202) 778-9042 with any questions or comments you may have.  Thank you for your attention.

Sincerely,

/s/ Michelle Y. Mesack

Michelle Y. Mesack